September 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	MiMedx Group, Inc. – Request for Acceleration

Registration Statement on Form S-3

File No. 333- 259103

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MiMedx Group, Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-259103) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on Tuesday, September 7, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Michael S. Lee, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael S. Lee, Esq. at (212) 549-0358.

MIMEDX GROUP, INC.

/s/ Peter M. Carlson
By: Peter M. Carlson
Chief Financial Officer